
November 19, 2021

Steven Yi
Chief Executive Officer, President and Director
MediaAlpha, Inc.
700 South Flower Street
Suite 640
Los Angeles, CA 90017

>   **Re: MediaAlpha, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 12, 2021**
>   **File No. 333-261027**

Dear Mr. Yi:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall at (202) 551-3234 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance